[Letterhead of Rockwood Holdings]

June 1, 2007

Mr. Gus Rodriguez
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-7010

Re:                 Rockwood Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
File No. 1-32609

Rockwood Specialties Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
File No. 333-109686

Dear Mr. Rodriguez:

On behalf of Rockwood Holdings, Inc. (“Holdings”) and Rockwood Specialties Group, Inc. (“Group”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated May 9, 2007 (the “comment letter”) relating to the above-referenced filings with the Staff (the “Exchange Act Filings”).

We have reviewed the Staff’s comments with respect to Holdings’ and Group’s Exchange Act Filings.  With respect to certain of your comments, we included disclosure in Holdings’ Form 10-Q for the fiscal quarter ended March 31, 2007 filed on May 10, 2007 and Group’s Form 10-Q for the fiscal quarter ended March 31, 2007 filed on May 21, 2007, as more fully described herein.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

General

1.                                      Where a comment below requests additional disclosures or other revisions to be made, please show us what the revisions will look like in your response. These revisions should be included in your future filings, including your interim filings where applicable. Our comments on the Form 10-K you filed for Rockwood Holdings, Inc. also pertain to the Form 10-K you filed for Rockwood Specialties Group, Inc.

We note the Staff’s comment and have either reflected the requested disclosure in Holdings’ Form 10-Q for the fiscal quarter ended March 31, 2007 and Group’s Form 10-Q for the fiscal quarter ended March 31, 2007 or set it forth in the responses below.

Consolidated Statements of Changes in Stockholders’ Equity, page 87

2.                                      We note that certain of your intercompany transactions are of a long-term nature for which settlement is not anticipated or planned in the foreseeable future. Accordingly the foreign currency gains and losses on these intercompany transactions are included in other comprehensive income. For each period presented, please tell us more about these transactions. Provide us with a schedule of the significant transactions that comprise the income and losses recognized in 2004, 2005 and 2006 along with the date the transactions originated and a description of why these transactions are not expected to settle in the foreseeable future. Please also quantify and tell us the reasons for the annual variation in income and loss for these transactions, including the variation due to the volume of intercompany foreign currency transactions, currency fluctuations and any other factors considered significant. Please also tell us your accounting policy for determining which transactions are considered long-term in nature. Due to the materiality of these amounts we may request clarifying disclosures in future filings.

A.            Company Background

Rockwood was initially formed in connection with an acquisition of certain assets, stock and businesses from Laporte plc on November 20, 2000 (the “KKR Acquisition”).  The acquisition price, including fees and expenses, of $1,227.0 million was financed with $945.0 million of debt and $282.0 million of equity.

Group then acquired four businesses of Dynamit Nobel (“DN”) from mg technologies ag (now known as GEA Group Aktiengesellschaft) on July 31, 2004 (the “DN Acquisition”).  The acquisition price, including fees and expenses, of $1,984.6 million (€1,648.5 million) was financed with $1,559.6 million of debt and $425.0 million of equity.

As of September 30, 2004, Group’s aggregate senior and senior subordinated debt was $2.8 billion, of which $1.1 billion, or approximately 39%, was denominated in euros.

Rockwood’s accounting policy on this topic, in accordance with Statement of Financial Accounting Standards No. 52, “Foreign Currency Translation,’’ as set forth in its Accounting Policy Manual, states:

“Related gains or losses on certain inter-company transactions that are of a long-term investment nature for which settlement is not planned or anticipated in the foreseeable future should be reported and accumulated in the same manner as translation adjustments.”

B.            Establishment of Inter-Company Loans and Subsequent Activity

1.             Brockhues GmbH and Co. KG Loan in 2000

Establishment

At the time of the KKR Acquisition, Group established a €45.7 million inter-company loan (denominated in euros) with Brockhues GmbH and Co. KG (“Brockhues”), which was at that time Group’s principal German subsidiary and an operating company.  Group was the lender, and Brockhues was the borrower.  This loan was established through journal entry push down; there was no actual cash exchanged.

At that time, management intended for this loan to be of a permanent nature and not to be repaid at any time in the foreseeable future and concluded that it had the ability to maintain this loan for the foreseeable future.  Management made this determination at that time for two principal reasons.  First, the loan offered a tax planning strategy because it generated interest income in the United States where Rockwood was generating net operating losses.  Second, cash flows from the Brockhues operation were deemed not to be needed to service external debt; rather, any cash flows generated from Brockhues were intended to be used to enhance Rockwood’s European market presence, which was very limited at the time.

Accordingly, the currency gains and losses related to this loan were recorded in equity from the establishment date in 2000, and were based on the change in the euro/U.S. dollar exchange rate for each period.

Subsequent Activity

In the fourth quarter of 2005, Rockwood determined that, for tax planning purposes, it would reorganize Brockhues, incorporating it under Rockwood Specialties Group GmbH (“RSGG”), Rockwood’s European parent company established as part of the DN Acquisition.  The Brockhues loan was determined to be a detriment to this reorganization because the original lender, which was Group, was outside of the German tax group.

At the time management determined to reorganize Brockhues, Rockwood was in the process of acquiring certain businesses of Süd-Chemie.  The acquisition was structured such that Group was required to finance the acquisition, and the purchase price was payable in euros.  At that time, management determined that (a) it did not want to seek financing for this acquisition from third-party lenders and (b) it did not want to finance this acquisition by borrowing from the euro cash pool because such borrowing could potentially result in unfavorable tax consequences.  Accordingly, management determined that the best method to finance part of the Süd-Chemie acquisition was to repay a portion of the Brockhues loan.  Consequently, on November 15, 2005, Brockhues made a partial repayment of the loan (€26.7 million of the original €45.7 million), and Group used these funds to finance a portion of the Süd-Chemie acquisition on December 31, 2005.  As a result, the amount of the loan that was repaid was reinvested in Rockwood as part of the capitalization of the acquired company; that is, debt that was previously treated as equity became equity.  (Note that the acquisition price was also financed through the repayment of a portion of the DN Acquisition loans discussed below in Section 2 (aggregate principal amount of €27.6 million), together with cash on hand).

In retrospect, after the partial repayment and reorganization, management should have concluded that the remaining €19.0 million would also be repaid and therefore should have begun recording the foreign currency impact in other income/expense versus directly in equity (ultimately, €11.0 million of the remaining €19.0 million was restructured as a loan from Group to RSGG and then pushed down from RSGG to Brockhues; the remaining €8.0 million was repaid).  However, the impact of not reflecting the prospective currency gains and losses on the remaining €19.0 million in 2005, 2006 and first quarter 2007 is not material (see Schedule C to this response letter).  These amounts are not tax affected as a result of Rockwood’s U.S. net operating loss/valuation allowance status; accordingly, no tax deduction is assumed.

2.             DN Acquisition Loans in 2004

Establishment

Starting in August 2004, Group established inter-company loans, in each case interest bearing, in connection with the DN Acquisition in an aggregate principal amount of approximately €1,036.5 million (denominated in euros).  (See Schedule B to this response letter.)  In each case, Group was or is (as applicable) the lender, and certain non-operating company euro-denominated subsidiaries were or are (as applicable) the borrowers.  These loans were established through journal entry push down; there was no actual cash exchanged.  In substantially all cases, the non-operating company borrower, in turn, established an inter-company loan through journal entry push down to a subsidiary that is an operating company.

At that time, management intended that these loans be of a permanent nature and not be repaid at any point in the foreseeable future and concluded that it had the ability to maintain these established loans for the foreseeable future.  Management made this determination at that time based on several considerations.  First, management believed that, absent exceptional circumstances, the debt incurred to finance an acquisition should be allocated to the acquired entities and should represent a long-term investment in the businesses acquired.

Second, management concluded that the growth of Rockwood’s consolidated business would occur disproportionately in Europe through acquisitions and plant capacity expansions because the acquired businesses were predominantly European based.  Consequently, management believed that the aggregate principal amount of these loans would not only be maintained (at the originally established amount), but would increase over time.  Furthermore, management concluded it had the ability to maintain (or even increase) these loans because cash generated from the interest expense charged to and payments made by the European borrower was deemed to be more than sufficient to cover interest and scheduled principal payments on Rockwood’s external euro-denominated debt for the foreseeable future; in fact, the interest expense charged to and payments made by the European borrower from the establishment date in 2004 through the present date has been more than sufficient to cover interest and scheduled principal payments on Rockwood’s external euro-denominated debt.

Third, management concluded that Rockwood’s cash flows from its U.S. operations were of sufficient amount to assist in servicing the remaining portion of Rockwood’s external debt (i.e., making interest payments and scheduled principal payments).  In addition, management planned to repay a certain amount of external debt with the proceeds of the contemplated initial public offering of Holdings (which ultimately occurred in August 2005) and any subsequent offerings (of which there have been none).  Management did not intend to repay all or a substantial portion of Rockwood’s external debt at or prior to maturity; rather, management assumed it would likely refinance its external debt, particularly as Rockwood grew in the future (but even if Rockwood did not grow).  Specifically, at that time, management was focused on maintaining its debt-to-Adjusted EBITDA ratio:  while management expected Adjusted EBITDA to increase as a result of an expected increase in sales through organic growth and acquisitions and an expected decrease in expenses, it also expected to increase debt in connection with acquisitions and plant expansions to grow Rockwood’s global business, particularly in continental Europe where the DN Acquisition provided Rockwood with a growth platform.

Fourth, as with the Brockhues loan in 2000, management concluded that these loans offered a tax planning strategy because they simultaneously generated interest income in the United States where Rockwood had continued to generate net operating losses and interest expense in euro countries where Rockwood was paying taxes.  Finally, management determined that the proportion of inter-company loans versus equity for the euro-denominated subsidiaries was well within thin capitalization guidelines.

Accordingly, the currency gains and losses on these inter-company loans were recorded in equity from the establishment date in 2004, and are based on the change in the euro/U.S. dollar exchange rate for each period.

The interest payments are cash settled periodically according to established schedules.  The settlement of the interest payments and other transactions made in euros are made through our global cash pooling arrangements within the euro cash pool based in Europe.  Because the loans are denominated in euros, foreign currency gains and losses on the interest receivable component of the loans are recorded in the income statement on an accrual basis.

Subsequent Activity

Certain of these loans were repaid during 2005, 2006 and first quarter 2007 as a result of three discrete events that were not anticipated at the time the loans were established in 2004.  The three discrete events are (a) the Süd-Chemie acquisition; (b) the recapitalization of two European subsidiaries; and (c) the Groupe Novasep sale.  None of these three discrete events altered management’s view that the remaining loans were of a permanent nature.

(a) Süd-Chemie Acquisition.  In addition to the partial repayment of the Brockhues loan (€26.7 million of the original €45.7 million) by Brockhues to Group on November 15, 2005 (discussed above in Section 1), management also determined to finance a portion of the Süd-Chemie acquisition by the partial repayment of the DN Acquisition loans.  Specifically, management determined to repay an aggregate principal amount of €27.6 million of the original €1,036.5 million, which consisted of two loans (€24.6 million and €3.0 million).  These two loans had not been pushed down to the operating subsidiaries and, as such, were easier to repay.  As in the case of the Brockhues loan, the amount of the two loans that were repaid was reinvested in Rockwood as part of the capitalization of the acquired company; accordingly, debt that was previously treated as equity became equity.

(b) Recapitalization of Two European Subsidiaries.  Late in the fourth quarter of 2006, Rockwood recapitalized two of its European subsidiaries, Chemetall Germany and KCS France, to improve their thin capitalization status.   In connection with the recapitalizations, the two subsidiaries each repaid inter-company loans owed to their parent RSGG in order to improve their debt-to-equity ratios by decreasing the amount of debt owed by such subsidiaries.  Principally as a result of these recapitalizations, RSGG had €177.7 million available, which funds Rockwood’s treasury department transferred to Group’s account within the euro cash pool via a journal entry; such transfer of funds was treated as a repayment of certain of the DN Acquisition loans.  These repayments by RSGG were via a journal entry within the euro cash pool from RSGG to Group.  (Note that the cash was still recorded at Group at December 31, 2006 and a majority of the cash is still recorded at Group.  As stated above, cash at Group within the euro cash pooling structure is marked to market through the income statement.)

(c)  Groupe Novasep Sale.  Groupe Novasep was one of Rockwood’s business segments and consisted of two businesses: (1) Custom Synthesis, which was one of the businesses acquired as part of the DN Acquisition and (2) Groupe Novasep, which was acquired on December 31, 2004.  On January 9, 2007, RSGG sold Groupe Novasep for net proceeds of €302.1 million.  On that date, €302.1 million in aggregate principal amount of the loans established in connection with the DN Acquisition was repaid through the transfer of the net proceeds to the Group euro cash pool account.  As a result of the sale, the amount of capital required at RSGG was reduced.  These loans were only partially repaid as a result of the application of the cash proceeds from selling this significant operating subsidiary.

*                              *                              *                              *

In each such event, prior to the event, there had been no plans to repay these loans.  Nor was there any intention at that time to repay any remaining loans, either wholly or partially, at any point in the future.

A summary of the activity with respect to the inter-company loans established in connection with the DN Acquisition is set forth below (in millions).  As noted above, only the repayment of the loans in connection with the Groupe Novasep sale resulted in a change in the capital structure of RSGG.

Initial balance @ 12/31/2004	€1,036.5
Repayments:
Süd-Chemie acquisition	27.6
German/France recapitalizations	177.7
Groupe Novasep sale	302.1
Other activity	9.7	(a)
Net repayments	517.1
Remaining balance @ 3/31/07	€519.4

(a)             The other activity reflected repayments in full on loans of nominal aggregate principal amounts that had previously been allocated to subsidiaries of RSGG.

3.             Chemetall Foote Corp. Loan:  Assumed Debt in 2004

Establishment

As part of the DN Acquisition, Rockwood assumed an inter-company loan of $85 million (denominated in U.S. dollars) between a German subsidiary, Chemetall GmbH, as lender, and a Delaware subsidiary, Chemetall Foote Corp., as borrower.  The loan originally related to Chemetall Foote Corp’s acquisition of a business in Chile.  This loan was assumed by Chemetall GmbH when it acquired Chemetall Foote Corp. in 1998.  For the same reasons listed above for the DN Acquisition loans, at that time, management intended that this assumed loan be of a permanent nature and not be repaid at any point in the foreseeable future and concluded that it had the ability to maintain this assumed loan for the foreseeable future.

Subsequent Activity

In June 2005, Rockwood’s tax department concluded that this loan could potentially be characterized as a deemed dividend by the U.S. tax authorities because Group was a U.S. tax filer.  Accordingly, the borrower under this loan, Chemetall Foote Corp., used available domestic funds to repay this $85 million loan in full at the time this determination was made on June 30, 2005.  There was no change in the Company’s overall cash status and no cash left Rockwood as amounts were simply moved within the cash pool.  Prior to this tax conclusion, there had been no plans to repay this loan.

4.             Other Comprehensive Income Activity

Schedule A to this response letter shows a summary calculation of the foreign currency gains and losses during 2004, 2005 and 2006 on these inter-company loans.  Amounts tie directly to what was reflected in the Forms 10-K of Holdings and Group filed for these three years.

B.            Management’s Current Intent and Ability with respect to the Inter-Company Loans

Through the end of the first quarter 2007, management has deemed these inter-company loans to be of a permanent nature due to the reasons discussed above and summarized as follows:

•                  Group has not significantly reduced its overall debt levels since the DN Acquisition, other than through the use of a portion of the net proceeds from Holdings’ initial public offering in August 2005  to redeem approximately $101.7 million aggregate principal amount of Group’s senior subordinated notes due 2011 and the use of a portion of the net proceeds from the sale of Groupe Novasep in January 2007 to redeem the remaining approximately $273.3 million aggregate principal amount of Group’s senior subordinated notes due 2011.  Of Group’s aggregate senior and senior subordinated debt of approximately $2.8 billion as of September 30, 2004, Group has only made scheduled principal payments of $78 million on its term loans, in addition to the redemption of $375 million senior subordinated notes due 2011 noted above.

•                  Rockwood’s strategy since these acquisitions is to continue to grow these businesses organically as well as to perform strategic bolt-on acquisitions on a continuous basis and potentially to enter into more sizable acquisitions in relative proportion to the geographic mix of businesses after the DN Acquisition.  Historically, Rockwood has consistently taken the position in connection with acquisitions that the debt incurred to acquire these businesses should be viewed as a long-term investment in the businesses acquired.

•                  As publicly announced, Rockwood plans to gradually reduce its debt-to-Adjusted EBITDA ratio. Rockwood expects to achieve this gradual reduction primarily by increasing its Adjusted EBITDA.

•                  Instead of using cash flows generated from euro-denominated operations to service external debt, Rockwood plans to continue to invest in the growth of its euro-denominated businesses through plant capacity expansions and acquisitions.

•                  Interest charged on inter-company loans has been more than sufficient to date to service principal and interest payments on euro-denominated loans.

In light of the developments since the DN Acquisition in 2004, particularly the significant activity in connection with the recapitalizations and the sale of Groupe Novasep near the end of 2006 and the beginning of 2007, Rockwood has assessed its current intent and ability to maintain its inter-company loans, and concluded that it would have at least €500 million of inter-company debt outstanding for the foreseeable future.  This analysis is summarized as follows:

•                  Rockwood currently generates approximately 50% of its consolidated cash flows in euros.  Accordingly, Rockwood’s target is to have approximately 50% of its external debt denominated in euros, which it has achieved.  Specifically, as of March 31, 2007, Group had approximately $2.7 billion of senior and senior subordinated debt, which reflects the repayment of $78 million under the senior credit agreement and currency fluctuations, but does not reflect the May 2007 redemption of the $273.3 aggregate principal amount of Group’s senior subordinated notes.  Approximately 50% of that $2.7 billion debt is denominated in euros.

•                  As discussed above, management does not intend to significantly reduce this level of debt in the foreseeable future.  In fact, given several possible acquisitions in the near term and the long-term strategy to continue to grow Rockwood, these debt levels will most likely increase.  As the external euro-denominated debt increases, the inter-company euro-denominated debt will most likely increase correspondingly.

•                  Even if, however, Rockwood were to assume that it would not achieve growth in the future through acquisitions and/or organic growth, and that it would maintain (and not increase) its current debt levels, it would have $1.3 billion of euro-denominated debt, which equates to approximately €1 billion of debt (using an average 2007 exchange rate of $1.30/€1).  In such event, Rockwood would be (and , in fact, is) well below maximum thin capitalization ratios in Europe.  Accordingly, even if Rockwood’s operations were to remain flat, management believes it would have a minimum of approximately €500 million of inter-company debt outstanding for the foreseeable future, which is consistent with Rockwood’s currently outstanding €519.4 million of inter-company debt.

Accordingly, management has concluded that €500 million is the amount of debt that should be treated as equity, and, therefore, the currency gains and losses related to these €500 million aggregate principal amount loans should continue to be recorded in equity.

As discussed above, as of March 31, 2007, the only remaining inter-company loans Rockwood deemed to be of a permanent nature were the remaining DN Acquisition loans of €519.4 million.  (The Chemetall Foote Corp. loan was fully repaid, and management has concluded that the remaining €19.0 million of the Brockhues loan should be treated as not of a permanent nature.)  Management is currently considering whether it will increase the aggregate principal amount of Rockwood’s euro-denominated inter-company loans in closer proportion to its euro-denominated external debt.

C.            Additional Disclosure in the Future

In future Exchange Act reports, Holdings and Group will explicitly state that these loans are all related to inter-company debt arrangements and will disclose the permanent inter-company loan base management has established and the accounting treatment thereof.  Management will reassess this permanent inter-company loan base on a quarterly basis and disclose any changes to it in future Exchange Act reports.

Liquidity and Capital Resources, page 69

3.                                      You disclosed under risk factors that you have substantial financial leverage and a number of restrictive debt covenants that may limit future operations. Under management’s uses of adjusted EBITDA on page 51 you also disclose that these covenants are material terms of your debt agreements. You also disclosed that you are in compliance with these covenants. However, in future filings please disclose the terms and triggers of any cross default provisions in your credit facilities and debt agreements. Please also disclose how the financial covenants are numerically computed based on adjusted EBITDA. Please refer to Question 10 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures for guidance.

In response to the Staff’s comment, Holdings and Group added disclosure to the “Liquidity” subsection of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Forms 10-Q for the quarter ended March 31, 2007 filed by Holdings (see pages 37-38) and Group (see pages 41-42) to disclose the terms and triggers of any cross default provisions in our credit agreement and indentures and disclose the computation of our financial covenants based on Adjusted EBITDA.  The additional disclosure is highlighted in bold below:

“Covenant compliance.   In addition to the affirmative and restrictive covenants, the senior secured credit agreement contains the following financial covenants that are determined based on our Adjusted EBITDA, which reflects management’s interpretations thereof:

•                  a maximum total leverage ratio: for the twelve-month period ended March 31, 2007, net debt (total debt plus capital lease obligations, minus cash up to a maximum of $100.0 million) to Adjusted EBITDA must be less than 5.75 to 1; for such period, our ratio equaled 4.58 to 1; and

•                  a minimum interest coverage ratio: for the twelve-month period ended March 31, 2007, Adjusted EBITDA to cash interest expense (interest expense, net excluding deferred debt issuance cost amortization and the movements in the mark-to market value of our interest rate and cross-currency interest rate derivatives) must be at least 1.75 to 1; for such period, our ratio equaled 3.02 to 1.

Please see Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations—”Definition of Adjusted EBITDA,” for a discussion of the definition of Adjusted EBITDA used in calculating our financial covenants.

These covenants are material terms of the senior secured credit agreement. Non-compliance with these covenants or other defaults could result in a default under the senior secured credit agreement and the lenders could elect to declare all amounts borrowed immediately due and payable. Because the indentures governing the 2011 Notes and 2014 Notes define an event of default to include, among other things, a default under any other debt obligation in excess of $35.0 million that could cause the acceleration of such obligation, any acceleration under the senior secured credit agreement would also result in a default under the indentures governing these notes, which could lead to the note holders electing to declare the principal, premium, if any, and interest on the then outstanding notes immediately due and payable. The senior secured credit agreement contains a similar cross default provision for indebtedness in excess of $30 million; therefore, a default under the indentures governing the 2011 Notes and 2014 Notes or other indebtedness may likewise cause the lenders to declare the principal and interest on the then outstanding senior secured credit facilities immediately due and payable.”

Note 21 — Commitments and Contingencies — Legal Proceedings, page 123

4.                                      We assume from your disclosures that it is reasonably possible that additional losses related to environmental liabilities could be material in any given quarterly or annual reporting period. Please note that SAB Topic 5:Y states that environmental liabilities are of such significance that detailed disclosures regarding the judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on your financial condition, results of operations, or liquidity. Tell us what consideration you have given to disclosing the reasonably possible range of additional losses. If none can be estimated, tell us why. We assume you have contingent liabilities at numerous sites that are individually assessed. It is unclear why no additional range can be established, Also explain to us whether it is reasonably possible that a material loss could be incurred at any individual environmental site, if so, tell us what consideration you have given to providing more detailed disclosures about that site, or sites.   Also in general, tell us your consideration of the following potential disclosures:

•                  The extent to which unasserted claims are reflected in any accrual or may affect the magnitude of the contingency;

•                  The period in which claims for recovery may be realized;

•                  The likelihood that claims for recovery may be contested;

•                  The financial condition of third parties from which recovery is expected;

•                  The timing of payments of accrued and unrecognized amounts;

•                  The material components of the accruals and significant assumptions underlying estimates;

•                  The recurring costs of managing hazardous substances and pollutions in ongoing operations;

•                  Capital expenditures to limit or monitor hazardous substances or pollutants;

•                  Mandated expenditures to remediate previously contaminated sites;

•                  Other infrequent or non-recurring clean-up expenditures that can be anticipated, but which are not required in the present circumstances;

•                  Disaggregated disclosure that describes accrued and reasonably likely losses with respect to particular environmental sites that are individually material;

•                  The consequences on amounts accrued and the range estimates for investigations and remediations that are in different stages with respect to individual sites.

We respectfully inform the Staff that we are currently evaluating the reasonably possible range of additional losses related to environmental liabilities that Holdings and Group may incur and, as set forth below, intend to disclose such range in the future Exchange Act reports filed with the Commission, beginning with Holdings and Group’s Forms 10-Q for the quarter ended June 30, 2007.  We respectfully inform the Staff that we do not believe that it is reasonably possible that a material loss could be incurred at any individual environmental site, and have added disclosure to that effect in the “Safety, Health and Environmental Matters― Environmental Reserves” subsection of Note 12 (Commitments and Contingencies) to the financial statements Forms 10-Q for the quarter ended March 31, 2007 filed by Holdings (see page 23) and Group (see page 22).

In addition, in response to the Staff’s comment, Holdings and Group bolstered their disclosure in the “Safety, Health and Environmental Matters―Environmental Indemnities” and “Safety, Health and Environmental Matters―Environmental Reserves” subsections of Note 12 (Commitments and Contingencies) to the financial statements included in the Forms 10-Q for the quarter ended March 31, 2007 filed by Holdings (see page 23) and Group (see page 21).  The additional disclosure is highlighted in bold below:

“Although the Company has no reason to believe that the financial condition of those parties who may have indemnification obligations to the Company is other than sound, in the event the Company seeks indemnity under any of these agreements or through other means, there can be no assurance that GEA Group, GEA North America, Degussa or any other party who may have obligations to indemnify the Company will adhere to their obligations and the Company may have to resort to legal action to enforce its rights under the indemnities. In cases where the Company’s indemnification claims to third parties are uncontested, the Company expects to realize recoveries within the short term. In addition, the Company may be required to make indemnity payments in connection with certain environmental matters. However, the Company does not believe that resolution of the known environmental matters subject to indemnification obligations owed to the Company will have a material adverse effect on its business or financial condition, but may have a material adverse effect on the Company’s results of operations or cash flow in any quarterly or annual reporting period.

Environmental Reserves

The Company has established financial reserves relating to anticipated environmental cleanup obligations, site reclamation and remediation and closure costs, which are reviewed at least quarterly based on currently available information. Liabilities are recorded when potential liabilities are either known or believed to be probable and can be reasonably estimated. In the event that the Company establishes a financial reserve in connection with site remediation costs, the Company records a reserve for the estimated cost of the remediation, even though the costs of the remediation will likely be spread out over many years. The Company does not include unasserted claims in its reserves.”

In addition, in future Exchange Act reports, we intend to further bolster this disclosure as follows, with the additional disclosure highlighted in bold:

Environmental Reserves

The Company has established financial reserves relating to anticipated environmental cleanup obligations, site reclamation and remediation and closure costs, which are reviewed at least quarterly based on currently available information. Liabilities are recorded when potential liabilities are either known or believed to be probable and can be reasonably estimated. In the event that the Company establishes a financial reserve in connection with site remediation costs, the Company records a reserve for the estimated cost of the remediation, even though the costs of the remediation will likely be spread out over many years. The Company does not include unasserted claims in its reserves.

The Company’s liability estimates are based upon available facts, existing technology, indemnities from third parties, past experience and, in some instances, insurance recoveries where the remediation costs are being paid directly by its insurers and are generated by several means, including government-mandated schedules, environmental consultants and internal experts, depending on the circumstances. On a consolidated basis, the Company has accrued $____ million and $34.9 million for known environmental liabilities as of June 30, 2007 and December 31, 2006, respectively, all of which are classified as other non-current liabilities on our consolidated balance sheets for such periods. Included in the $35.1 million as of June 30, 2007 is €___ million ($___ million using the June 30, 2007 exchange rate of €1.00=$1.____) that is discounted using a 5.0% discount rate (undiscounted amount equals $___ million), and €___ million ($___million) that is discounted using a 5.5% discount rate (undiscounted amount equals $3.2 million). Included in the $34.9 million as of December 31, 2006 is €6.7 million ($8.8 million using the December 31, 2006 exchange rate of €1.00=$1.3199) that is discounted using a 5.0% discount rate (undiscounted amount equals $13.2 million), and €1.9 million ($2.5million) that is discounted using a 5.5% discount rate (undiscounted amount equals $3.2 million).  In certain cases, the Company’s remediation liabilities are payable over periods of up to 30 years.  At June 30, 2007, the Company estimates that the potential range for such environmental matters is from $___ million to $____ million.  For the six months ended June 30, 2007, the Company recorded charges of $___ to increase its environmental liabilities and made payments of $___ for clean-up and remediation costs, which reduced its environmental liabilities.  For the six months ended June 30, 2007, the recurring cost of managing hazardous substances for our ongoing operations is $____ million.  At a number of the sites described above, the extent of contamination has not yet been fully investigated or the final scope of remediation is not yet determinable and could potentially affect the range identified above.

* * * *

Rockwood Holdings, Inc. and Rockwood Specialties Group, Inc. acknowledge that:

•                  The companies are responsible for the adequacy and accuracy of the disclosures in the filings;

•                  Staff comments or changes to the disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The companies may not assert Staff comments as a defense in any proceeding initiated by the Commission or any persons under the federal securities laws of the United States.

Please call me (609-734-6403) if you wish to discuss our responses to this comment letter.

Very truly yours,

/s/ Robert J. Zatta

Robert J. Zatta
Senior Vice President and Chief Financial Officer
Rockwood Holdings, Inc. and
Rockwood Specialties Group, Inc.

SCHEDULE A

Inter-company Loan Transactions

Transaction description	Borrower / Lender	Average Principal Amount	Beginning Period Rate	End Period Rate	Difference in Rate	B Average Rate Change	A*B Gain/ (loss)

2006 - Activity
DN Acquisition — inter-company loans	Foreign subsidiaries — Group	€994.8	1.1796	1.3199	0.1403	0.1418	$141.1
Brockhues Loan	RSGG — Group	€17.2	1.1796	1.3199	0.1403	0.1395	2.4
Reclass between CTA and Inter-company FX on Chemetall Loan							(13.2)
(originally recorded in CTA in prior years; corrected in 2006)
Other inter-company financing transactions							1.4

							$131.7

2005 — Activity
DN Acquisition — inter-company loans	Foreign subsidiaries — Group	€1,033.1	1.3593	1.1796	(0.1797)	(0.1805)	$(186.5)
Brockhues Loan	RSGG — Group	€45.0	1.3593	1.1796	(0.1797)	(0.1733)	(7.8)
Chemetall Loan	RSG Chemetall GmbH — CM Foote						11.2
Other inter-company financing transactions							(0.6)

							$(183.7)

2004 — Activity
DN Acquisition — inter-company loans	Foreign subsidiaries — Group	€1,002.5	1.2040	1.3593	0.1553	0.1599	$160.3
Brockhues Loan	RSGG — Group	€45.7	1.2613	1.3593	0.0980	0.0985	4.5
Other inter-company financing transactions							(1.4)

							$163.4

SCHEDULE B

Major inter-company DN Acquisition loan activity since August 1, 2004

(in millions)	Date	Acquisition Loans						Total
DN Acquisition		€852.6	€24.6	€3.0	€6.2	€51.1	€99.0	€1,036.5

Repayment Event:
Süd-Chemie Acquisition	11/15/05	—	24.6	3.0	—	—	—	€27.6

Thin Cap Recapitalizations:	11/30/06 to 12/31/06
Chemetall Germany		127.8	—	—		—	—	€127.8
KCS France		—	—	—	—	49.9	—	€49.9
		127.8	—	—	—	49.9	—	177.7
Groupe Novasep Sale	01/09/07	203.1	—	—	—	—	99.0	€302.1
Other	3/31/06— 11/1/06	2.3	—	—	6.2	1.2	—	€9.7
		€333.2	€24.6	€3.0	€6.2	€51.1	€99.0	€517.1
Remaining Balance		€519.4	€—	€—	€—	€—	€—	€519.4

SCHEDULE C — 1

Inter-company Loan Transactions - Impact of errors

First Quarter 2007

Transaction description	A Principal Amount	Beginning Period Rate	End Period Rate	B Difference in Rate	A*B Gain/(loss)	Period

Brockhues Loan	€11.0	1.3199	1.3354	0.0155	$0.2	1/1/07to3/31/07

Rockwood Holdings Consolidated Net Income					145.3
Error as a % of Consolidated Net Income					0.1%

SCHEDULE C — 2

Inter-company Loan Transactions — Impact of errors

Fiscal Year 2006

Transaction description	A Average Principal Amount	Beginning Period Rate	End Period Rate	B Difference in Rate	A*B Gain/(loss)

Q1 06
Brockhues Loan	€19.0	1.1796	1.2102	0.0306	$0.6
Rockwood Holdings Consolidated Net Income					40.0
Error as a % of Consolidated Net Income					1.5%

Q2 06
Brockhues Loan	€18.9	1.2102	1.2787	0.0685	1.3
Rockwood Holdings Consolidated Net Income					37.1
Error as a % of Consolidated Net Income					3.5%

Q3 06
Brockhues Loan	€15.8	1.2787	1.2674	(0.0113)	(0.2)
Rockwood Holdings Consolidated Net Income					21.4
Error as a % of Consolidated Net Income					–0.8%

FY06
Brockhues Loan	€17.1	1.1796	1.3199	0.1403	2.4
Rockwood Holdings Consolidated Net Income					103.0
Error as a % of Consolidated Net Income					2.3%

SCHEDULE C — 3

Inter-company Loan Transactions — Impact of errors

Fiscal Year 2005

Transaction description	A Principal Amount	Beginning Period Rate	End Period Rate	B Difference in Rate	A*B Gain/(loss)	Period

Brockhues Loan	€19.0	1.1955	1.1796	(0.0159)	$(0.3)	12/21/05 to 12/31/05

Rockwood Holdings 2005 Consolidated Net Income					95.8
Error as a % of Consolidated Net Income					–0.3%